Exhibit 99.1

TLC Announces Full Patient Enrollment in EXCELLENCE Trial of TLC599 for Osteoarthritis Pain

On-schedule completion of enrollment despite COVID-19 pandemic; unique trial design evaluates safety and efficacy of single & repeat doses

SOUTH SAN FRANCISCO, CA and TAIPEI, Taiwan – December 28, 2020 – TLC (Nasdaq: TLC, TWO: 4152), a clinical-stage specialty pharmaceutical company developing novel nanomedicines to target areas of unmet medical need, announced today that patient enrollment of EXCELLENCE, the Phase III pivotal clinical trial for TLC599 in patients with osteoarthritis (OA) knee pain, has been completed. TLC599 is a non-opioid, proprietary BioSeizer® sustained release formulation of dexamethasone sodium phosphate (DSP) intended to manage OA pain for up to six months.

“We are thrilled about the on-time completion of patient enrollment despite the slight hindrance caused by COVID-19 earlier on in the year. In these unprecedented times, we are especially grateful for the dedication of our research site staff and trial participants, whose commitment to EXCELLENCE facilitated the advancement of our lead program,” said George Yeh, President of TLC. “We will continue to monitor each patient closely as they receive the second injection. We believe that TLC599 has significant potential to benefit patients suffering from the agony of chronic OA pain while diminishing the need for opioids and the chances of becoming addicted to these dangerous substances. We remain confident that results from this trial will be positive given the outstanding results observed in our Phase II clinical trial.”

In the Phase II, randomized, double-blinded, placebo-controlled clinical trial in patients with OA of the knee, TLC599 demonstrated statistically significant and clinically meaningful improvement in pain relief in both the Western Ontario and McMaster Universities Osteoarthritis Index (WOMAC) and Visual Analog Scale (VAS) scores compared to placebo from Day 3 all the way through the end of the study at 24 weeks. Magnetic resonance imaging (MRI) evaluation of knee cartilage using the MRI Osteoarthritis Knee Score (MOAKS) instrument indicated that, comparing index to non-index knees, patients treated with TLC599 displayed relatively less cartilage loss than patients treated with placebo, suggesting there may be protection from cartilage degeneration by TLC599. The pattern of efficacy seen in the overall population was remarkably consistent between the various subgroups, which were categorized based on gender, age, Kellgren-Lawrence Grade, unilateral or bilateral pain, baseline VAS and WOMAC pain scores, and further confirm the potential therapeutic effects of TLC599.

EXCELLENCE, the Phase III, multi-center, randomized, double-blind, placebo- and active comparator-controlled pivotal study, is evaluating the efficacy and safety of a single as well as a repeat dose of TLC599 12mg in approximately 500 patients with knee OA across 46 sites in the US and Australia.

According to the US Department of Health and Human Services, 10.3 million people misused prescription opioids in 2018, and many die every day from opioid-related drug overdoses. The US Department of Justice announced in October that opioid maker Purdue Pharma would plead guilty to fueling the nation’s opioid crisis in a $8 billion settlement, and sued Walmart recently for unlawfully dispensing controlled substances through its pharmacies, certifying the gravity of the opioid crisis.

About TLC599

Current intraarticular anti-inflammatory treatments for OA have potentially toxic side effects and may lead to the destruction of cartilage filler proteins. An in vivo toxicity study by staining of the cartilage showed TLC599 to be cartilage sparing compared to current treatments. In a Phase II clinical trial, a single injection of TLC599 resulted in statistically significant and clinically meaningful improvement in pain relief in both WOMAC and VAS scores over placebo for 24 weeks. Over half of the patients in the TLC599 group had a durable response, maintaining at least 30% pain reduction in both WOMAC and VAS pain scores at all visits through the 24 weeks. EXCELLENCE, a pivotal Phase III clinical trial to evaluate the efficacy and safety of both single and repeated doses of TLC599, is ongoing.

About TLC

TLC (NASDAQ: TLC, TWO: 4152) is a clinical-stage, specialty pharmaceutical company dedicated to the research and development of novel nanomedicines that maximize the potential of its proprietary lipid-assembled drug delivery platform (LipAD™), including BioSeizer® sustained release technology and NanoX™ active drug loading technology, which are versatile in the choice of active pharmaceutical ingredients and scalable in manufacturing. TLC has a diverse, wholly owned portfolio of therapeutics targeting areas of unmet medical need in pain management, ophthalmology, oncology and infectious diseases. TLC is consistently ranked top 5% among all listed companies in Taiwan’s Corporate Governance Evaluations.

Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this press release include, without limitation, statements regarding TLC’s expectations regarding the clinical development of TLC’s product candidates, including TLC599, the clinical benefits of TLC’s product candidates, the timing, scope, progress and outcome of TLC’s clinical trials, how sufficient cash and equivalents will be to fund operations, the anticipated timelines for the release of clinical data and progress of TLC’s manufacturing capabilities.  Words such as "may," "believe," "will," "expect," "plan," "anticipate," "estimate," "intend" and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of risks, assumptions, uncertainties and factors, including risks that the outcome of any clinical trial is inherently uncertain and product candidates may prove to be unsafe or ineffective, or may not achieve commercial approval, and delays or disruptions on our business or clinical trials due to the COVID-19 pandemic. Other risks are described in the Risk Factors section of TLC's annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as subsequent filings with the SEC. All forward-looking statements are based on TLC's expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, TLC expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.